ISSUER FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No. 333-187853
Dated July 5, 2013

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2013-11

POLYMET CLOSES SUCCESSFUL RIGHTS OFFERING;
FINANCED TO COMPLETE PERMITTING & PREPARE FOR CONSTRUCTION

St. Paul, Minnesota, July 5, 2013 - PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet” or the “Company”) is pleased to announce the successful completion of its $60.5 million offering (the “Rights Offering”) of rights to acquire common shares of PolyMet (the "Rights") which expired at 5:00 PM EST on July 3, 2013. All amounts are in US$.

The Company received 3,194 subscriptions for a total of $95.485 million for 144.674 million common shares of PolyMet. Basic Subscriptions have been allotted in full and Additional Subscriptions have been allotted on a pro rata basis. Because the Rights Offering was oversubscribed, Glencore AG (“Glencore”, an indirect wholly-owned subsidiary of Glencore Xstrata plc) did not purchase any common shares under its standby commitment. Glencore acquired 34.7% of the shares issued in the Basic and Additional subscriptions.

"This is a tremendous outcome for PolyMet, demonstrating the depth of support from Glencore and other shareholders as we complete the environmental review and permitting process and prepare for project construction," stated Jon Cherry, President and CEO of PolyMet.

	Shares	Value - US$	Shares Allotted	Value - US$
Basic Subscriptions	74,936,546	49,458,120	74,936,546	49,458,120
Additional Subscription	69,737,237	46,026,576	16,699,656	11,021,773
Total	144,673,783	95,484,696	91,636,202	60,479,893

In addition to exercising their Rights, or causing them to be exercised, the board of directors and senior management of PolyMet have acquired 1,102,050 common shares through market purchases of Rights or common shares.

Having repaid the $20 million bridge loan (including accrued interest) advanced by Glencore on April 11, 2013 and paid the standby fee of approximately $1.1 million to Glencore, PolyMet now has approximately $51 million in cash. The primary use of funds will be:

Complete environmental review and permitting - $17 million
Maintain existing infrastructure - $5 million
Engineering prior to start of project construction - $10 million
Long lead time equipment - $10 million
General corporate purposes - $9 million

The shares subscribed for pursuant to the Rights Offering will be delivered within five business days from today, in the same form existing shares are held - by Computershare, by mail in certificate form, or by your broker, nominee or custodian.

If you exercised your Additional Subscription Privilege, you will receive less than the number of shares for which you subscribed and your excess payment for shares that were not allocated to you will be returned to you in the same manner as you made the payment – by mail or through your broker.

Updated Capitalization Table

Issued & Outstanding	274,928,606

Convertible debentures	24,083,366 issuable @ $1.29 per share

Warrants	8,168,602 exercisable @ $1.35 per share
(weighted average price)

Options and restricted stock units	15,208,238 exercisable @ $1.64 per share
(weighted average price)

Fully diluted (including out-of-the money)	322,388,812

Cash receivable and debentures convertible on exercise of options and warrants	$65,881,986

Following completion of the Rights Offering, Glencore owns 78,724,821 PolyMet common shares, which represents approximately 28.6% of the total issued and outstanding common shares of PolyMet. On a fully diluted basis (including exercise of all options, warrants and the convertible debentures whether they are in or out of the money) Glencore owns approximately 33.9% of PolyMet's common shares.

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: "Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP – Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 471-2150
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investor Relations
PolyMet	MZ North America
Jenny Knudson	Pascal Nigen
VP – Investor Relations	Senior Vice-President
Tel: +1 (651) 389-4110	Tel: +1 (212) 301-7149
jknudson@polymetmining.com	pnigen@mzgroup.us
www.mzgroup.us

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the use of proceeds raised from the Rights Offering, the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2013 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2013 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. PolyMet has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, for the offering to which this communication relates. Before investing, prospective investors should read the prospectus in that registration statement and other documents the issuer has filed with the U.S. Securities and Exchange Commission, for more complete information about PolyMet and this offering. The documents are available free of charge by visiting EDGAR on the U.S. Securities and Exchange Commission website at www.sec.gov. Alternatively, PolyMet will arrange to send you the prospectus if you request it by calling 1-416- 915-4149.